UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Patheon N.V.
(Name of Subject Company)

Patheon N.V.
(Names of Persons Filing Statement)

Ordinary shares, par value €0.01 per share
(Title of Class of Securities)

N6865W105
(CUSIP Number of Class of Securities)

Anthony Smith
Executive Director
Evert van de Beekstraat 104

1118, CN, Amsterdam Schiphol

The Netherlands

+31 (0)20 622 3243

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert B. Pincus, Esq.

Faiz Ahmad, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square

Wilmington, Delaware 19801

(302) 651-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2017 (as amended by Amendment No. 1 to Schedule 14D-9, filed with the SEC on June 26, 2017, Amendment No. 2 to Schedule 14D-9, filed with the SEC on July 17, 2017, Amendment No. 3 to Schedule 14D-9, filed with the SEC on July 20, 2017, Amendment No. 4 to Schedule 14D-9, filed with the SEC on August 7, 2017, Amendment No. 5 to Schedule 14D-9, filed with the SEC on August 23, 2017 and Amendment No. 6 to Schedule 14D-9, filed with the SEC on August 29, 2017, together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by Patheon N.V., a public limited liability company organized under the laws of The Netherlands (“Patheon”). The Schedule 14D-9 relates to the offer by Thermo Fisher (CN) Luxembourg  S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“Purchaser”), and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), to purchase all of the outstanding ordinary shares, par value €0.01 per share of Patheon (the “Shares”) at a purchase price of $35.00 per share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the “Offer Consideration”) pursuant to a purchase agreement, dated May 15, 2017, (the “Purchase Agreement”) by and between Patheon, Purchaser and Thermo Fisher, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated May 31, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 7, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 7 have the meanings ascribed to them in the Schedule 14D-9.

Item 2.                                 Identity and Background of Filing Person

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by adding the following section after the last paragraph of such section:

“Expiration of the Offer; Subsequent Offering Period

The Subsequent Offering Period expired at 12:01 a.m., New York City time, on September 13, 2017.”

Item 9.                 Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(L)	Press release issued by Thermo Fisher, dated September 13, 2017 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Patheon N.V.

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Executive Director

Date: September 13, 2017

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